

December 20, 2012

Via Facsimile
Mr. Brian Smith
Director
Daulton Capital Corp.
Level 13 – 40 Creek Street
Brisbane QLD
Australia 4000

> **Re:** **Daulton Capital Corp.**
> **Form 8-K, Item 4.01**
> **Filed December 18, 2012**
> **File No. 333-152002**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed December 18, 2012

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01(a) Previous Independent Accountants, page 2

1.   We note you replaced John Kinross-Kennedy as your independent accountant effective as of December 14, 2012. Please amend to specifically disclose if your former accounting firm was dismissed, resigned or declined to stand for re-election as required by Item 301(a)(1)(i) of Regulation S-K.

2.   Please amend your filing to disclose whether there were any disagreements with your former independent accountant during the two most recent fiscal years and any

subsequent interim period (i.e., through the date on which your former accountant was no long engaged) as required by Item 304(a)(1)(iv) of Regulation S-K.

3.   Please request that your former accounting firm provide a letter stating whether they agree with your amended disclosure and file that letter as an exhibit to your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or me at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief